Exhibit 99.1

Zhangmen Education Inc. Announces Changes in Management

SHANGHAI, China, December 17, 2021 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China, today announces  changes in its senior management. Mr. Zengchou Yan has been appointed as the Company’s Executive Officer of Finance, effective as of December 17, 2021.

Prior to joining Zhangmen, Mr. Yan worked at Shanghai All Dream Network Technology Co., Ltd. from 2019. Mr. Yan received his bachelor’s degree in Accounting and Finance from Angila Ruskin University. Mr. Yan has the occupational qualification of Intermediate Accountant and Certified Management Accountant.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China. The Company's core course offerings encompass one-on-one and small-class after-school tutoring services covering a wide range of academic subjects, with an established portfolio of well-recognized online education brands including Zhangmen One-on-One, Zhangmen Small Class, Zhangmen Kids and Xiaoli. Leveraging its high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, the Company provides a personalized and results-driven learning experience to students across different regions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com